FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13(a)-16 OR 15(d)-16 OF THE SECURITIES EXCHANGE ACT OF 1934

August 18, 2003
Commission file number
333-12714

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
(Exact Name of Registrant Guarantor as Specified in its Charter)

England and Wales
(Jurisdiction of incorporation or organisation)

Queens Gate, 15-17 Queens Terrace, Southampton SO14 3BP, United Kingdom
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F [X]          Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No [X]

UNAUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNTS
UNAUDITED CONSOLIDATED BALANCE SHEETS
UNAUDITED CONSOLIDATED STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES
UNAUDITED CONSOLIDATED CASH FLOW STATEMENTS
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
1 Business description
2 Basis of preparation
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)
3 Segmental reporting
4 Cost of sales, gross profit, distribution and administrative expenses
5 Net interest payable and similar charges
6 EBITDA
7 Stocks
8 Bank and other borrowings
9 Other information
10 SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN UK AND US ACCOUNTING PRINCIPLES
Effect on the loss for the financial period of differences between UK GAAP and US GAAP
Effect on consolidated shareholder’s funds of differences between UK GAAP and US GAAP
Derivative financial instruments
Goodwill and intangible assets
New US Financial Accounting Standards and pronouncements not yet effective
OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Cautionary statement concerning forward-looking statements
Critical accounting policies and use of accounting estimates
General
Results of Operations for the Three Months Ended June 30, 2003 Compared to the Three Months Ended June 30, 2002
Results of Operations for the Three Months Ended June 30, 2003 Compared to the Three Months Ended June 30, 2002 (continued)
Results of Operations for the Three Months Ended June 30, 2003 Compared to the Three Months Ended June 30, 2002 (continued)
Results of Operations for the Six Months Ended June 30, 2003 Compared to the Six Months Ended June 30, 2002
Results of Operations for the Six Months Ended June 30, 2003 Compared to the Six Months Ended June 30, 2002 (continued)
Results of Operations for the Six Months Ended June 30, 2003 Compared to the Six Months Ended June 30, 2002 (continued)

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

UNAUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNTS

		Three months ended		Six months ended

		June 30,	June 30,	June 30,	June 30,
		2002	2003	2002	2003
	Notes	£’m	£’m	£’m	£’m

Turnover	3	151	174	290	353
Operating costs before amortisation of goodwill and other intangible assets	4	(144)	(156)	(275)	(320)

Amortisation of goodwill and other intangible assets	4	(1)	(1)	(2)	(2)

Total operating costs	4	(145)	(157)	(277)	(322)

Operating profit	3, 4	6	17	13	31
Net interest payable and similar charges	5	(13)	(9)	(20)	(25)

Profit/(loss) on ordinary activities before taxation		(7)	8	(7)	6
Taxation on loss on ordinary activities		—	(1)	—	(2)

Profit/(loss) on ordinary activities after taxation		(7)	7	(7)	4
Equity minority interests		(1)	(1)	(1)	(2)

Profit/(loss) for the financial period		(8)	6	(8)	2

     See the accompanying notes to the unaudited consolidated financial statements

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS

		December 31, 2002	June 30, 2003
	Notes	£’m	£’m

Fixed assets
Intangible assets		89	85
Negative Goodwill		(6)	(5)
Tangible assets		358	343

		441	423
Current assets
Stocks	7	75	84
Debtors		96	112
Cash at bank and in hand		11	13

		182	209

Total assets		623	632

Creditors — amounts falling due within one year		(119)	(135)

Net current assets		63	78

Total assets less current liabilities		504	501

Creditors — amounts falling due after more than one year		(330)	(337)
Provisions for liabilities and charges		(32)	(20)

Net assets		142	140

Shareholder’s equity
Called up equity share capital		175	175
Profit and loss account		(45)	(47)

Total equity shareholder’s funds		130	128
Equity minority interests		12	12

Capital employed		142	140

     See the accompanying notes to the unaudited consolidated financial statements

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF
TOTAL RECOGNISED GAINS AND LOSSES

	Three Months Ended		Six Months Ended

	June 30, 2002	June 30, 2003	June 30, 2002	June 30, 2003
	£’m	£’m	£’m	£’m

Loss for the financial period	(8)	6	(8)	2
Currency translation differences on foreign currency net investments	(10)	(4)	(8)	(4)

Total recognised gains & losses relating to the period	(18)	2	(16)	(2)

     See the accompanying notes to the unaudited consolidated financial statements

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

UNAUDITED CONSOLIDATED CASH FLOW STATEMENTS

	Three Months Ended		Six Months Ended

	June 30, 2002	June 30, 2003	June 30, 2002	June 30, 2003
	£’m	£’m	£’m	£’m

Operating profit	6	17	13	31
Depreciation of tangible fixed assets	11	9	21	19
Amortisation of intangible fixed assets	1	1	2	2
(Increase) / decrease in stocks	3	(8)	7	(9)
(Increase) / decrease in debtors	(10)	2	(25)	(26)
Increase / (decrease) in creditors	4	(4)	(3)	13
Movement on provisions	—	—	1	1
Exceptional cash flows	(1)	—	(1)	(1)

Net cash flow from operating activities	14	17	15	30
Interest paid	(10)	(8)	(12)	(12)
New issue High Yield Bond fees	—	(1)	—	(1)
Returns on investments and servicing of finance	(10)	(9)	(12)	(13)
Taxation paid	(2)	(2)	(2)	(2)
Capital expenditure and financial investment	(3)	(5)	(8)	(9)
Equity dividends paid to minorities	—	(2)	(3)	(2)
Issue of debt due within one year	3	—	3	1
Issue of debt due after more than one year	1	32	3	37
Repayment of debt due within one year	(5)	(8)	(5)	(8)
Repayment of debt due after one year	—	(33)	—	(33)
Financing	(1)	(9)	1	(3)

Increase/(decrease) in cash	(2)	(10)	(9)	1

     See the accompanying notes to the unaudited consolidated financial statements

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1	Business description

Lucite International Group Holdings Limited is a wholly owned subsidiary of Lucite International Limited. Lucite International Limited does not trade and has no investments other than Lucite International Group Holdings Limited and a 20% interest in the newly formed Lucite International China Holdings Limited with the other 80% being held by a subsidiary of Lucite International Group Holdings Limited. The principal shareholder and ultimate controlling party of Lucite International Limited is Charterhouse Development Capital Limited through funds managed by it. Lucite International Group Holdings Limited is a non-trading holding company for the remainder of the subsidiary companies included in the Lucite International Group. Lucite International Group Holdings Limited and subsidiary companies (together referred to as “Lucite International” or “the Company”) are engaged in the production and distribution of methacrylate monomers, the principal building block of acrylic, and the production and distribution of acrylic based polymers, resins, sheet and composites. These products are manufactured at facilities located in the Americas, Europe and Asia and are sold throughout the world.

2	Basis of preparation

The accounting policies used to prepare these financial statements are consistent with those adopted in the financial statements for the year ended December 31, 2002 as reported on Form 20-F.

The financial statements and notes included within this form 6-K should be read in conjunction with the financial statements and notes thereto included in the Company’s annual report on Form 20-F, where additional footnotes can be found.

In the opinion of management, the accompanying unaudited consolidated financial statements of Lucite International Group Holdings Limited and subsidiaries (the Company) contain all adjustments including usual recurring adjustments necessary to present fairly, in all material respects, the Company’s consolidated financial position as of June 30, 2003 and December 31, 2002 and the consolidated results of operations, net loss and cash flows for the three and six month periods ended June 30, 2003 and June 30, 2002. These consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s annual report on Form 20-F. The results of operations for the three and six month periods ended June 30, 2003 are not necessarily indicative of the results to be expected for the full year.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)

3	Segmental reporting

	Three Months Ended		Six Months Ended

	June 30, 2002	June 30, 2003	June 30, 2002	June 30, 2003
	£'m	£'m	£'m	£'m

Group turnover
Upstream	101	127	194	259
Downstream	73	70	139	139
Inter-class elimination	(23)	(23)	(43)	(45)

	151	174	290	353

Group operating profit
Upstream	—	14	1	23
Downstream	7	4	14	10

	7	18	15	33
Amortisation of goodwill and other intangible assets	(1)	(1)	(2)	(2)

Operating profit	6	17	13	31

Depreciation
Upstream	9	7	16	14
Downstream	2	2	5	5

	11	9	21	19

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)

4	Cost of sales, gross profit, distribution and administrative expenses

	Three Months Ended		Six Months Ended

	June 30, 2002	June 30, 2003	June 30, 2002	June 30, 2003
	£'m	£'m	£'m	£'m

Turnover	151	174	290	353
Cost of sales	(120)	(135)	(227)	(275)

Gross profit	31	39	63	78
Distribution costs	(13)	(10)	(24)	(22)
Administrative expenses before amortisation and research and development costs	(8)	(9)	(18)	(19)
Amortisation of goodwill and other intangible fixed assets	(1)	(1)	(2)	(2)
Research and development costs	(3)	(2)	(6)	(4)
Total administrative expenses	(12)	(12)	(26)	(25)

Total operating expenses	(25)	(22)	(50)	(47)

Operating profit	6	17	13	31

5	Net interest payable and similar charges

	Three months ended		Six months ended

	June 30, 2002	June 30, 2002	June 30, 2002	June 30, 2002
	£'m	£'m	£'m	£'m

Interest payable on senior credit facilities	3	3	6	6
Interest payable on senior notes	4	3	7	7

Net interest payable	7	6	13	13
Foreign exchange loss on external debt	6	3	7	12

Net interest payable and similar charges	13	9	20	25

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)

6	EBITDA

EBITDA is presented not as an alternative measure of operating results or cash flows from operations as determined in accordance with generally accepted accounting principles, but because it is an accepted financial indicator of the ability to incur and service debt. EBITDA is not necessarily comparable with similarly titled measures presented by other companies. As a performance measurement, EBITDA closely represents operating profit and can be reconciled to it in the following way:

	Three months ended		Six months ended

	June 30, 2002	June 30, 2003	June 30, 2002	June 30, 2003
	£'m	£'m	£'m	£'m

Operating profit	6	17	13	31
Depreciation and amortisation of goodwill and intangible assets	12	10	23	21

EBITDA	18	27	36	52

7	Stocks

	December 31,	June 30,
	2002	2003
	£'m	£'m

Raw material and consumables	26	29
Finished goods and goods for re-sale	49	55

	75	84

8	Bank and other borrowings

During June 2003 the Company issued 50 million Euro of 10.25% senior notes due May 15, 2010. These new notes are not fungible with the existing notes issued May 2000 but have substantially similar terms as them. The new notes were issued at 104% and the premium of 2 million Euro associated with the issue is being written off over the life of the notes. Within three months of the completion of the new notes offering we will make an offer to holders of the existing notes to exchange their existing notes for new notes having the same terms as the notes offered in June 2003. This will then constitute a single series of notes.

The proceeds of the recent offering were used to make a voluntary prepayment to the senior banks of 30 million Euro with the balance used to repay the revolving credit balance until required to be drawn upon for investment in the China Project and to pay the associated transaction fees.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)

	December 31, 2002	June 30, 2003
	£'m	£'m

Senior credit facilities:
Term loan A	69	44
Term loan B	69	71
Term loan C	50	48
Revolving Credit Facility	32	20
Senior notes	130	139
New issue Senior notes	—	36
Other loans	—	1
Unamortised issue costs	(7)	(9)

Total Debt	343	350

9	Other information

On 25 March 2003, the Company received notification that the European Commission would investigate Lucite International Limited and Lucite International UK Limited with regard to possible participation in anti-competitive practices contrary to Article 81 of the Treaty of Rome. Such investigation is a preliminary step and does not imply that the Company has engaged in any unlawful activities relating to anti-competitive practices. There is no strict deadline to complete anti-competitive inquiries and their duration is determined by the complexity of each case, the exercise of the rights of defence and by the Commission’s procedures. Lucite International Limited is co-operating fully with the European Commission on these matters. It is not possible at this stage to estimate what the outcome of this investigation will be.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)

10	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN UK AND US ACCOUNTING PRINCIPLES

The financial statements are prepared and presented in accordance with UK GAAP, which differs in certain significant respects from US GAAP. The following is a summary of the effect on net loss and shareholders’ equity of the differences between UK GAAP and US GAAP.

Effect on the loss for the financial period of differences between UK GAAP and US GAAP

	Three months ended		Six months ended

	June 30, 2002	June 30, 2003	June 30, 2002	June 30, 2003
	£'m	£'m	£'m	£'m

Profit/(loss) for the financial period under UK GAAP	(8)	6	(8)	2
Adjustments to conform with US GAAP:
Purchase accounting adjustments:
Depreciation of tangible fixed assets	1	2	3	3
Amortisation of goodwill	1	1	2	2
Amortisation of other intangibles	(4)	(3)	(7)	(6)
Capitalisation of interest less amortisation	1	—	1	—
Pensions	(1)	—	(1)	—
Foreign exchange loss on debt	(6)	2	(6)	(2)
Fair value of derivative financial instruments	—	(3)	—	—
Deferred taxation:
Arising on UK GAAP results	1	—	1	—
Arising on other US GAAP adjustments	1	—	1	(1)

Net Profit/(loss) under US GAAP	(14)	5	(14)	(2)

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)

Effect on consolidated shareholder’s funds of differences between UK GAAP and US GAAP

	December 31, 2002	June 30, 2003
	£’m	£’m

Consolidated shareholder’s funds under UK GAAP	130	128
Adjustments to conform with US GAAP :
Purchase accounting adjustments	(20)	(21)
Exchange translation on goodwill and intangible assets	2	—
Capitalisation of interest less amortisation	7	7
Capitalisation of loan arrangement fees	1	1
Pensions	(3)	(3)
Fair value of derivative financial instruments	—	—
Deferred taxation	28	27

Consolidated shareholder’s funds under US GAAP	145	139

For an explanation of the significant differences between UK GAAP and US GAAP please refer to the annual Form 20-F

Derivative financial instruments

The Company does not engage in derivatives trading, market-making or other speculative activities. The Company has entered into agreements to manage certain exposures to fluctuations in the price of natural gas, a major feedstock. It uses cap and collar contracts to provide stability to the Company’s exposure to changes in the price of natural gas. These contracts generally involve the exchange of variable gas costs for costs which lie within a contracted range. Net amounts paid or received are reflected as adjustments to operating costs.

Changes in the fair value of derivative financial instruments are measured at the balance sheet date and recognised in current earnings or other comprehensive income depending on whether the derivative is designated as part of a hedge transaction and, if it is, the type of transaction.

Our natural gas contracts are not designated as qualifying hedge instruments under FAS133 and accordingly changes in the fair value of the contracts are reflected in current earnings. As at 30 June 2003 the Company recognised an asset of £0.4 million in respect of these contracts. This is a reduction of £3 million for the three months ended June 30, 2003 due to the price of gas futures for the remainder of 2003 being lower than the contract strike price.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)

Goodwill and intangible assets

The annual review of impairment required under FAS 142 was carried out as at June 30, 2003 and the results indicated that no impairment was deemed to exist.

Intangible asset carrying values and accumulated amortisation in total and by each major class of intangible asset;

	Gross Carrying	Accumulated	Weighted average
	value as at	amortisation as at	amortisation
	June 30, 2003	June 30, 2003	period
	£m	£m	Years

Amortised intangible assets
Core and patented technology	54	20	10
Trade names	7	1	20
Customer relationships	20	4	20
Non-compete agreements	25	19	5

Total amortised intangible assets	106	44
Goodwill	45	—

Total goodwill and other intangible assets under US GAAP	151	44

Amortisation expense for the six months ended June 30, 2003 and estimated aggregate amortisation expense for each of the five succeeding years;

£m

Aggregate amortisation expense:
For the three months ended June 30, 2003
Estimated aggregate amortisation expense:
For the year ended December 31, 2003	12
For the year ended December 31, 2004	12
For the year ended December 31, 2005	7
For the year ended December 31, 2006	7
For the year ended December 31, 2007	7

There were no changes to the carrying value of goodwill during the six months ended June 30, 2003.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)

New US Financial Accounting Standards and pronouncements not yet effective

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. This Statement is effective prospectively for contracts entered into or modified after June 30, 2003 and prospectively for hedging relationships designated after June 30, 2003. The Company is currently analysing the impact of this Statement but does not believe that on adoption it will have a material impact on its results of operations or financial position.

In May 2003, the FASB issued SFAS No. 150, Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity. The Statement improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity and requires that these instruments be classified as liabilities in statements of financial position. This Statement is effective prospectively for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. This statement shall be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. The adoption of this Statement does not have a material effect on the results of operations or financial position.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Cautionary statement concerning forward-looking statements

The Company is including the following cautionary statement in this Form 6-K to make applicable and take advantage of the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, as amended, for any forward-looking statements made by, or on behalf of, the Company. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements which are other than statements of historical facts. From time to time, the Company may publish or otherwise make available forward-looking statements of this nature. All such subsequent forward-looking statements, whether written or oral and whether made by or on behalf of the Company, are also expressly qualified by these cautionary statements. Certain statements contained herein are forward-looking statements and accordingly involve risk and uncertainties, which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. The forward-looking statements contained herein are based on various assumptions, many of which are based, in turn, upon further assumptions. The Company’s expectations, beliefs and projections are expressed in good faith and are believed by the Company to have a reasonable basis, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. There can though be no assurance that management’s expectations, beliefs or projections will result or be achieved or accomplished.

Critical accounting policies and use of accounting estimates

The financial statements have been prepared in accordance with generally accepted accounting principles applicable in the United Kingdom but require some degree of judgement regarding the estimates and assumptions used to apply them. The application of these assumptions and judgements affects the reported amounts of profit during the year and the assets and liabilities at the balance sheet date. Actual results may differ from the estimates calculated using these assumptions and judgements. Management believes that accounting policies are critical policies where the assumptions and judgements would have a significant impact on the consolidated financial statements. These critical accounting policies are discussed in the annual financial statements as reported on Form 20-F and there have been no changes to them in the three and six months ended June 30, 2003.

General

Unless the context requires otherwise, the information provided in this Form 6-K and the terms “Lucite International”, “we”, “our” and the “Company” refer to Lucite International Group Holdings Limited and its subsidiaries and predecessor businesses as a combined entity. Lucite International Finance plc is a wholly-owned subsidiary of Lucite International Group Holdings Limited and was formed for the purpose of issuing and selling securities and making the proceeds of those issues available to the Company.

The business is defined into two distinct segments, the upstream business and the downstream business. The principle products of our upstream business are methyl methacrylates, or MMA, and speciality methacrylates, or SpMAs. We also produce a limited range of high-value SpMAs, which impart specific high performance properties to their end products, such as gloss and adhesion. We also sell liquid sodium cyanide mainly in the United Kingdom, which is used to produce detergents and as an ingredient in pharmaceuticals and agrochemicals. Our downstream business uses the MMA we manufacture to produce and sell methacrylate-based polymers, resins, sheet and composites in thousands of variations.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

OPERATING AND FINANCIAL REVIEW AND PROSPECTS (continued)

Results of Operations for the Three Months Ended June 30, 2003 Compared to the Three Months Ended June 30, 2002

Turnover

Total turnover increased £23 million, or 15%, from £151 million for the three months ended June 30, 2002 to £174 million for the three months ended June 30, 2003. This increase primarily reflects improved volumes/mix effects (£9 million or 6%) with improving prices (£25 million or 17%) offset by adverse exchange effects (£11 million or 8%). Total volumes for the three months ended June 30, 2003 were 4% higher compared to the three months ended June 30, 2002 mainly due to stronger upstream demand.

Turnover from upstream operations increased £26 million, or 26%, from £101 million for the three months ended June 30, 2002 to £127 million for the three months ended June 30, 2003. This increase reflects improving monomer prices (£29 million or 29%) combined with higher sales volumes/mix (£6 million or 6%) net of an adverse exchange impact of £9 million or 9% in the three months ended June 30, 2003. This turnover includes £23 million of sales (£23 million for the same period in 2002) to our downstream operations that have not been included in our total turnover due to inter-class eliminations.

Turnover from downstream operations decreased £3 million, or 4%, from £73 million for the three months ended June 30, 2002 to £70 million for the three months ended June 30, 2003. Improved prices across all downstream businesses have caused a £5 million or 7% increase in turnover compared to the three months ended June 30, 2002. Downstream volumes for the three months ended June 30, 2003 have decreased by 6% compared to the three months ended June 30, 2002, with mix effects this has resulted in a decrease of £6 million or 8% to the downstream turnover for the three months ended June 30, 2003 compared to June 30, 2002. Exchange movements have had an adverse impact of approximately £2 million or (3%) on downstream turnover for the three months ended June 30, 2003.

Cost of Sales

Cost of sales was £135 million for the three months ended June 30, 2003 which is an increase of £15 million, or 11%, compared to the three months ended June 30, 2002. The increase arises due to 4% higher volumes sold combined with higher average raw material prices, in particular natural gas and acetone during the three months ended June 30, 2003 compared to the same period last year.

Net Operating Expenses

Net operating expenses for the three months ended June 30, 2003 were comparable with the three months ended June 30, 2002.

Distribution costs were £10 million for the three months ended June 30, 2003, £3 million lower than the previous year. This decrease arises despite higher volumes sold during the three months to June 30, 2003 compared to the same period last year. This is due to the mix of products sold consisting of a higher volume of monomer sales with lower average distribution costs and a lower volume of downstream products with higher average distribution costs.

Administration costs remained at the same level in the three months ended June 30, 2003 compared to those in the three months ended June 30, 2002.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

OPERATING AND FINANCIAL REVIEW AND PROSPECTS (continued)

Results of Operations for the Three Months Ended June 30, 2003 Compared to the Three Months Ended June 30, 2002 (continued)

Net Interest Payable and Similar Charges

Net interest payable and similar charges decreased by £4 million, from £13 million for the three months ended June 30, 2002 to £9 million for the three months ended June 30, 2003. This decrease is due to exchange movements on the foreign currency loans that are not offset by the movement in foreign currency net assets (£3 million for the three months ended June 30, 2003 compared to £7 million for the three months ended June 30, 2002). Although the LIBOR rates have reduced for the three months ended June 30, 2003 compared to the same period last year, the revolving credit interest was higher and there was additional interest payable regarding the deep discounted bond facility put in place during December 2002.

Taxation on Loss on Ordinary Activities

The tax charge was £1 million for the three months ended June 30, 2003 compared to nil for the three months ended June 30, 2002.

Equity Minority Interests

Equity minority interests were £1 million for the three months ended June 30, 2003 compared to £1 million for the three months ended June 30, 2002.

Liquidity and Capital Resources

The cash generated from operating activities was an inflow of £17 million for the three months ended June 30, 2003 compared to an inflow of £14 million for the three months ended June 30, 2002. Working capital balances resulted in an outflow of £10 million for the three months ended June 30, 2003 compared to an outflow of £3 million for the same period last year. A stronger operating result for the three months ended June 30, 2003 resulted in an additional £9 million inflow compared to the same period last year.

Interest payments of £8 million were made in the three months ended June 30, 2003 (£10 million in the three months ended June 30, 2002) in line with loan agreements pertaining to the financial structure of the group. This consisted of £1 million of senior debt interest (£4 million for the three months ended June 30, 2002), £7 million of Senior Notes interest (£6 million for the three months ended June 30, 2002) plus interest on the revolving credit facility, sundry lease and other interest payments. The lower senior debt interest payment arises from a change in the interest payment profile which has occurred as a result of rolling the interest rates over on the US dollar denominated B and C tranches for a period of 12 months; these interest payments are due in September. The higher Senior Notes interest arises purely from exchange factors relating to a stronger Euro.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

OPERATING AND FINANCIAL REVIEW AND PROSPECTS (continued)

Results of Operations for the Three Months Ended June 30, 2003 Compared to the Three Months Ended June 30, 2002 (continued)

Capital Expenditures

In the three months ended June 30, 2003 we made capital expenditures of £5 million as follows:

£ million

Safety, health and environmental	—
Maintaining asset capacity	1
Growth projects	4

Total capital expenditure	5

Financing

During June 2003 the company undertook a re-financing in order to fund future investment into China by issuing 50 million Euro of 10.25% senior notes at a premium of 2 million Euro. The proceeds were used to make a voluntary repayment of senior debt of £21 million (30 million Euro) and the balance (22 million Euro) to repay £15 million against the revolving credit facility until required for investment in China and pay £1 million of transaction fees.

There was a £1 million draw-down on the revolving credit facility during the three months ended June 30, 2003 as a result of normal operations. The scheduled June senior A repayment of £8 million was made in June 2003.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

OPERATING AND FINANCIAL REVIEW AND PROSPECTS (continued)

Results of Operations for the Six Months Ended June 30, 2003 Compared to the Six Months Ended June 30, 2002

Turnover

Total turnover increased £63 million, or 21%, from £290 million for the six months ended June 30, 2002 to £353 million for the six months ended June 30, 2003. This increase primarily reflects improved volumes/mix effects (£36 million or 12%) with improving prices (£53 million or 18%) offset by adverse exchange effects (£26 million or 9%). Total volumes for the six months ended June 30, 2003 were 14% higher compared to the six months ended June 30, 2002, reflecting recovering markets in all regions and in particular stronger upstream demand led by MMA.

Turnover from upstream operations increased £65 million, or 33%, from £194 million for the six months ended June 30, 2002 to £259 million for the six months ended June 30, 2003. This increase reflects improving monomer prices (£55 million or 28%) combined with higher sales volumes/mix (£29 million or 15%) net of an adverse exchange impact of £19 million or 10% in the six months ended June 30, 2003. This turnover includes £45 million of sales, compared to £43 million for the same period in 2002, to our downstream operations that have not been included in our total turnover due to inter-class eliminations.

Turnover from downstream operations was at the same level for the six months ended June 30, 2002 as for the six months ended June 30, 2003. Improved prices across all downstream businesses have caused a £7 million or 5% increase compared to the six months ended June 30, 2002. Downstream volumes for the six months ended June 30, 2003 were at the same level as the six months ended June 30, 2002. Exchange movements have had an adverse impact of approximately £7 million or (5%) on downstream turnover for the six months ended June 30, 2003.

Cost of Sales

Cost of sales was £275 million for the six months ended June 30, 2003, which is an increase of £48 million, or 21%, compared to the six months ended June 30, 2002. The increase arises due to higher volumes sold combined with higher average raw material prices, in particular natural gas, methanol and acetone prices which have been at unprecedented levels during the six months ended June 30, 2003 compared to the same period last year. The higher raw material prices have resulted in approximately £45 million of additional costs offset by approximately £3 million of lower purchase for resale costs and plant efficiencies in the six months ended June 30, 2003 compared to the same period last year

Net Operating Expenses

Net operating expenses reduced £3 million or 6% from £50 million for the six months ended June 30, 2003 to £47 million for the six months ended June 30, 2002. This was due to lower research and development costs combined with lower distribution costs. The lower distribution costs arise despite higher volumes sold in the six months ended June 30, 2003 compared to June 30, 2002. This is due to the mix of products sold.

Administration costs remained at a similar level in the six months ended June 30, 2002 compared to those in the six months ended June 30, 2003.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

OPERATING AND FINANCIAL REVIEW AND PROSPECTS (continued)

Results of Operations for the Six Months Ended June 30, 2003 Compared to the Six Months Ended June 30, 2002 (continued)

Net Interest Payable and Similar Charges

Net interest payable and similar charges increased by £5 million or 25%, from £20 million for the six months ended June 30, 2002 to £25 million for the six months ended June 30, 2003. This increase is due to exchange movements on the foreign currency loans that are not offset by the movement in foreign currency net assets (£7 million for the six months ended June 30, 2003 compared to £12 million for the six months ended June 30, 2002). Although the LIBOR rates have reduced for the six months ended June 30, 2003 compared to the same period last year, the revolving credit interest was higher and there was continuing additional interest payable regarding the deep discounted bond facility put in place during December 2002.

Taxation on Loss on Ordinary Activities

The tax charge was £2 million for the six months ended June 30, 2003 compared to nil for the six months ended June 30, 2002.

Equity Minority Interests

Equity minority interests were £2 million for the six months ended June 30, 2003 compared to £1 million for the six months ended June 30, 2002 due to a stronger performance from KMC which has a 40% minority interest.

Liquidity and Capital Resources

The cash generated from operating activities was an inflow of £30 million for the six months ended June 30, 2003 compared to an inflow of £15 million for the six months ended June 30, 2002 an increase of £15 million (or 100%). Working capital balances resulted in an outflow of £22 million for the six months ended June 30, 2003 compared to an outflow of £21 million for the same period last year. A stronger operating result for the six months ended June 30, 2003 resulted in an additional inflow of £16 million compared to the same period last year.

Interest payments of £12 million were made in the six months ended June 30, 2003 (£12 million in the six months ended June 30, 2002) in line with loan agreements pertaining to the financial structure of the group. This consisted of £4.5 million of senior debt interest (£6 million for the six months ended June 30, 2002), £7 million of Senior Notes interest (£6 million for the six months ended June 30, 2002), £1 million interest on the revolving credit facility (£0.5 million for the six months ended June 30, 2002) plus sundry lease and other interest payments. The lower senior debt interest payment arises from a change in the interest payment profile which has occurred as a result of rolling the interest rates over on the US dollar denominated B and C tranches for a period of 12 months; these interest payments are due in September. The higher Senior Notes interest arises purely from exchange factors relating to a stronger Euro.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

OPERATING AND FINANCIAL REVIEW AND PROSPECTS (continued)

Results of Operations for the Six Months Ended June 30, 2003 Compared to the Six Months Ended June 30, 2002 (continued)

Capital Expenditures

In the six months ended June 30, 2003 we made capital expenditures of £9 million as follows:

£ million

Safety, health and environmental	1
Maintaining asset capacity	2
Growth projects	6

Total capital expenditure	9

Financing

During June 2003 the company undertook a re-financing in order to fund future investment into China by issuing 50 million Euro of 10.25% senior notes at a premium of 2 million Euro. The proceeds were used to make a voluntary repayment of senior debt of £21 million (30 million Euro) and the balance (22 million Euro) to repay £15 million against the revolving credit facility until required for investment in China and to pay £1 million of transaction fees.

There was a £4 million draw down on the revolving credit facility during the six months ended June 30, 2003 as a result of normal operations. The scheduled June senior A repayment of £8 million was made in June 2003. In addition a borrowing of approximately £1 million was taken out locally in Japan in order to fund the repayment of interest due to the holding company.

The effects of the cash movement on the debt financing of the company are put into context in the following table:

	December 31, 2002	Cash	Exchange	Other	June 30, 2003
	£’m	£’m	£’m	£’m	£’m

Term loan A	69	(29)	4	—	44
Term loan B	69	—	2	—	71
Term loan C	50	—	(2)	—	48

Total Senior debt	188	(29)	4	—	163
Revolving Credit Facility	32	(11)	(1)	—	20
Senior notes	130		9		139
Senior notes new issue	—	36	—	—	36
Other loans	—	1	—	—	1
Finance lease and other short term borrowing	5	(1)	—	—	4
Unamortised issue costs	(7)	—	—	(2)	(9)

Total Debt	348	(3)	12	(2)	354

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Lucite International Group Holdings Limited
Registrant Guarantor

//SIGNED// ANNIE VEERMAN

By:	Annie Veerman Director

Dated August 18, 2003